Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Nine Months Ended April 30

	2006	2005

Net income available to stockholders (numerator)	$4,118	$5,398

Shares Calculation (denominator)
Average shares outstanding – Basic Common	4,011	4,049
Average shares outstanding – Basic Class B Common	1,458	1,453
Effect of Dilutive Securities:
Potential Common Stock relating to stock options	336	446

Average shares outstanding – Assuming dilution	5,805	5,948

Net Income Per Share: Basic Common	$0.81	$1.05

Net Income Per Share: Basic Class B Common	$0.60	$0.79

Diluted	$0.71	$0.91